NAM TAI ELECTRONICS, INC.
Conditional General Cash Offer to Privatize its 2 Subsidiaries
Listed on the Hong Kong Stock Exchange

VANCOUVER, CANADA — October 21, 2005 — Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) is pleased to announce its intention to privatize two of its subsidiaries which are listed in Hong Kong, Nam Tai Electronic & Electrical Products Limited (“NTEEP”) and J.I.C. Technology Company Limited (“JIC”) in which it holds 69.50% and 71.63% of the issued share capital respectively by means of two conditional general cash offers.

The proposed privatization will enable the Company to simplify and avoid any confusion with respect to its group structure and can also bring forth the unification of the disparity in the respective P/E ratios of the Company and those of its subsidiaries. Upon successful completion of the proposed privatizations, the minority interest of Nam Tai’s investment in NTEEP and JIC will be eliminated and administration time and costs in maintaining the listing status of its two subsidiaries can be saved.

The proposed privatizations are conditional upon the Company being able to acquire and/or purchase not less than 90% of the public float shares of NTEEP and JIC as at the date of posting of the offer document (the “Public Shares”) by early December 2005 unless the offer period is extended by Nam Tai. Upon the acquisition of 90% or more of the Public Shares of NTEEP and JIC respectively, the Company will exercise any right of compulsory acquisition of the remaining Public Shares of NTEEP and JIC to which it is entitled to under the laws of the place of incorporation of NTEEP and JIC. The proposed privatizations of NTEEP and JIC are not conditional upon each other. If Nam Tai is not able to acquire and/or purchase not less than 90% of the Public Shares of NTEEP or JIC by early December 2005, no revision in the offer price will be made and the offers will lapse unless the offer period is extended by Nam Tai. The total consideration and expenses for the successful privatizations of the 2 subsidiaries are estimated to be approximately US$75 million including approximately US$59 million and US$16 million for NTEEP and JIC respectively.

“Nam Tai strives to continuously improve its corporate structure and operation to generate better returns to its investors. Given the advantages of privatizing the two listed subsidiaries and sufficient internal financial resources that the Company has for the proposed privatizations which is not expected to have adverse impact on the operation of Nam Tai Group including any delay in any of its expansion plans or dividend distributions, we have proceeded with the proposed privatizations of NTEEP and JIC respectively, in order to fully utilize our excess cash on hand which we believe will benefit our shareholders,” said Mr. Joseph Li, Chief Executive Officer of Nam Tai. “We will keep our investors informed of the progress of the proposed privatization as and when appropriate.”

For more details regarding the proposed privatizations of NTEEP and JIC, kindly visit their websites at www.namtaieep.com and www.jic-group.com.

About Nam Tai Electronics, Inc.

We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and sub-assemblies, including LCD panels, LCD modules, RF modules, FPC sub-assemblies and image sensors modules. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including cellular phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators, digital camera accessories and BluetoothTM wireless headset accessory for use with cellular phones.

Nam Tai has two Hong Kong listed subsidiaries, Nam Tai Electronic & Electrical Products Limited (“NTEEP”) and J.I.C. Technology Company Limited (“JIC”). Interested investors may go to the website of The Stock Exchange of Hong Kong at www.hkex.com.hk to obtain the information. The stock codes of NTEEP and JIC on The Stock Exchange of Hong Kong are 2633 and 987, respectively. Investors are reminded to exercise caution when assessing such information and not to deal with the shares of the Company based solely on reliance of such information.